Exhibit 99.1

Cheetah Mobile Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

BEIJING, May 13, 2022 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated April 15, 2022, notifying Cheetah Mobile that it is below compliance standards due to the trading price of Cheetah Mobile’s American depositary shares (the “ADSs”).

Pursuant to NYSE continued listing standards applicable to Cheetah Mobile, the Company is considered to be “below criteria” for average closing price of a security less than $1.00 over a consecutive 30 trading-day period. As of April 14, 2022, the 30 trading-day average price of the ADSs was $0.98.

The Company must bring its share price and average share price back above $1.00 by six months following receipt of the notification by the NYSE. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. Alternatively, the Company can also demonstrate an accelerated cure based on a $1.00 share price on both the last trading day of any calendar month within the six-month cure period and the average share price over the 30 trading days preceding the end of that month.

To address this issue, Cheetah Mobile intends to monitor the market conditions of its listed securities and is still considering its options.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Cheetah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Cheetah does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com